EXHIBIT 99.1

Teck Reports Unaudited Annual and Fourth Quarter Results for 2020

Advancing Our Copper Growth Strategy and Improved Cost Structure

VANCOUVER, British Columbia, Feb. 17, 2021 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited annual and fourth quarter results for 2020 and guidance for 2021.

“Without question, 2020 was one of the most challenging years any of us have experienced, as we worked to manage through the global pandemic and its impacts on people, communities and the economy. The Teck team rose to meet that challenge, putting in place comprehensive measures to protect health and safety and ensure we could continue to operate responsibly and progress our strategy to grow copper production and optimize productivity and cost structures at our existing operations,” said Don Lindsay, President and CEO. “In the fourth quarter we delivered the strongest quarterly financial results of 2020, while also outperforming the same period in 2019. As of the end of the year we achieved our target of forty percent overall completion of our QB2 Project which, when operating at full capacity, will double our total consolidated copper production. This, in conjunction with our ongoing focus on reducing costs and deploying RACE21™ technology-driven improvements across our operations, will ensure we are well positioned as the rollout of vaccines and broad-based economic stimulus drive global economic recovery and associated commodity demand.”

Highlights

•	Adjusted profit attributable to shareholders(1) (2) of $248 million or $0.47 per share in Q4 2020 and $561 million or $1.05 per share for the year.
•	Adjusted EBITDA(1) (2) of $839 million in Q4 2020 and $2.6 billion for the year.
•	The QB2 project met our target of 40% overall completion at the end of 2020, with our on-site workforce ramped back up to pre-COVID-19 construction levels.
•	Our copper business unit had a strong Q4 2020, supported by an increase in copper prices. Copper production in the quarter was 78,100 tonnes with net cash unit costs(1)(2) of US$1.27 per pound sold.
•	Adjusted site cash cost of sales(1) (2) in Q4 2020 in our steelmaking coal business of $58 per tonne down $9 per tonne compared to Q3 2020.
•	Steelmaking coal sales near the top end of our Q4 2020 guidance range at 6.1 million tonnes with nearly 20% of sales to Chinese customers. Subsequent to the end of 2020, FOB Australia pricing levels increased significantly and are currently approximately US$40 per tonne higher than at the start of 2021, and CFR China prices have increased to above US$220 per tonne.
•	Exceeded our cost reduction target, realizing more than $1.0 billion in savings as of the end of 2020.

Notes:

1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Financial Summary Q4 and Annual 2020

Financial Metrics (CAD$ in millions, except per share data)	Q4 2020	Q4 2019	2020	2019
Revenues	$2,560	$2,655	$8,948	$11,934
Gross profit before depreciation and amortization1 2	$911	$875	$2,843	$4,959
Gross profit	$505	$460	$1,333	$3,340
Adjusted EBITDA1 2	$839	$785	$2,570	$4,473
Profit (loss) attributable to shareholders	$(464)	$(1,835)	$(864)	$(605)
Adjusted profit attributable to shareholders1 2	$248	$223	$561	$1,697
Basic earnings (loss) per share	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Diluted earnings (loss) per share	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Adjusted basic earnings per share1 2	$0.47	$0.40	$1.05	$3.03
Adjusted diluted earnings per share1 2	$0.46	$0.40	$1.04	$3.00

Notes:

1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

•	In Q4 2020, we recorded a non-cash, pre-tax impairment of $597 million (after-tax $438 million) on our interest in Fort Hills.

•	Liquidity of $6.5 billion as at February 17, 2021.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Through Q4 2020, the project continued its staged ramp up of the construction workforce to pre-COVID-19 levels in line with our plans developed in Q2 2020.

o	The project continues to enhance its protocols for, and management of, COVID-19;
o	Work is progressing across the project in line with our current plan;
o	Achieved our target of overall project progress of 40% at year end, and;
o	First production is expected in the second half of 2022, but is dependent on our continued ability to successfully manage through the impacts of COVID-19, among other things.

•	We have updated our estimate of the overall COVID-19 related project costs based on our current assumptions arising from the suspension and impacts to construction productivity seen to date under our COVID-19 protocols.

o	The estimated impact, including expensed costs and additional camp space, is expected to be approximately US$450 to US$500 million (excluding interest), an increase of approximately US$50 million over our previous guidance.

•	Click here for photos of construction progress on QB2.

Operational resilience in the face of a global pandemic

•	Despite ongoing challenges associated with COVID-19, in the second half of 2020 our operations performed in line with plan and without significant impacts carrying over to our 2021 operating plans.

o	All of our business units achieved H2 2020 production and sales guidance.

o	Our zinc, steelmaking coal and energy business units achieved H2 2020 unit cost guidance and our copper business unit achieved H2 2020 net unit cost guidance.

o	In 2020, our safety performance metrics were at their lowest, representing our safest year on record.

Increasing margins – not volumes – in our steelmaking coal business

•	Steelmaking coal adjusted site cash cost of sales decreased in the fourth quarter to $58 per tonne, ahead of plan due to:

o	Elkview plant expansion;

o	The closure of our higher cost Cardinal River Operations;

o	Declining strip ratios, as planned;

o	Benefits of our cost reduction program; and

o	RACE21™ initiatives.

•	We completed construction and pre-commissioning of the Elkview saturated rock fill in the fourth quarter, on schedule and below budget.

•	The Neptune Bulk Terminals (Neptune) upgrade project to secure a lower cost, more reliable supply chain for our steelmaking coal is in the final phase of construction.

o	All major equipment has been installed and work activity is focused on final mechanical installations and completion of electrical and control systems. Significant new facilities have already been placed into operation and are performing to plan.

o	The surge in COVID-19 infections that started in Q4 has impacted both cost and schedule on the project, although first steelmaking coal is still expected to be handled through the new double dumper in early Q2 2021. The total cost of the project before the impact of COVID-19 is expected to be approximately 10% above our previous estimate and costs associated with COVID-19 impacts since the onset of the pandemic are estimated to be an additional $80 to $100 million.

Strong financial position

•	We have US$3.7 billion available on our US$4.0 billion revolving credit facility and our US$1.0 billion revolving credit facility is undrawn as at February 17, 2021. These facilities are committed to November 2024 and June 2022, respectively. Neither facility has an earnings or cash flow based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

•	Since the launch of our cost reduction program at the beginning of Q4 2019, we have realized approximately $355 million in operating cost and $710 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019. Our cost reduction program is now complete and reductions are included in our operating plans and guidance.

Safety and sustainability leadership

•	in January 2021 at our Red Dog operations. Our investigation of the incident is ongoing.

•	We were named to the S&P 2020 Dow Jones Sustainability World Index for the 11th consecutive year and recognized as the industry leader in Metals and Mining. We were also recognized in January as one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights.

•	We were named to the Forbes World’s Best Employers 2020 list, Canada’s Top Employers for Young People 2021 and as one of Canada’s Top 100 Employers for the fourth consecutive year by Mediacorp Canada’s Top Employer’s program.

•	We were named to the 2021 Bloomberg Gender-Equality Index for the fourth straight year.

Guidance

•	Summary guidance for 2021 is outlined below and our usual guidance tables, including three-year production guidance, can be found on pages 36 — 39 of Teck’s full fourth quarter results for 2020 at the link below.

2021 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	275 – 290
Zinc (000’s tonnes)	585 – 610
Refined zinc (000’s tonnes)	300 – 310
Steelmaking coal (million tonnes)	25.5 – 26.5
Bitumen (million barrels)	8.6 – 12.1
Sales Guidance – Q1 2021
Red Dog zinc in concentrate sales (000’s tonnes)	90 – 100
Steelmaking coal sales (million tonnes)	5.9 – 6.3
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)	$1.30 – 1.40
Zinc net cash unit costs (US$/lb.)	$0.40 – 0.45
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$59 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$36 – 39
Bitumen adjusted operating costs (CAD$/barrel)	$28 – 32

Click here to view Teck’s full fourth quarter results for 2020.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2020 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, February 18, 2021. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

Reference:

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Marcia Smith, Senior Vice President, Sustainability and External Affairs: 604.699.4616

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States. These Non-GAAP Financial Measures are discussed below, as well as defined and reconciled, as applicable, to the relevant IFRS measure.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Profit (Loss) and Adjusted Profit

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss) attributable to shareholders	$(464)	$(1,835)	$(864)	$(605)
Add (deduct) on an after-tax basis:
Asset impairments	438	1,943	912	2,052
COVID-19 costs	–	–	233	–
Environmental costs	201	62	210	142
Inventory write-downs	15	34	91	41
Share-based compensation	21	4	34	3
Commodity derivative losses (gains)	(15)	1	(46)	(13)
Debt prepayment option gain	–	–	–	(77)
Loss on debt redemption or purchase	–	–	8	166
Taxes and other	52	14	(17)	(12)

Adjusted profit attributable to shareholders	$248	$223	$561	$1,697
Adjusted basic earnings per share	$0.47	$0.40	$1.05	$3.03
Adjusted diluted earnings per share	$0.46	$0.40	$1.04	$3.00

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2020	2019	2020	2019

Basic earnings (loss) per share	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Add (deduct):
Asset impairments	0.82	3.52	1.71	3.67
COVID-19 costs	–	–	0.44	–
Environmental costs	0.37	0.11	0.39	0.25
Inventory write-downs	0.03	0.06	0.17	0.07
Share-based compensation	0.04	0.01	0.06	0.01
Commodity derivative losses (gains)	(0.03)	–	(0.09)	(0.02)
Debt prepayment option gain	–	–	–	(0.13)
Loss on debt redemption or purchase	–	–	0.01	0.29
Taxes and other	0.11	0.03	(0.02)	(0.03)

Adjusted basic earnings per share	$0.47	$0.40	$1.05	$3.03

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2020	2019	2020	2019

Diluted earnings (loss) per share	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Add (deduct):
Asset impairments	0.82	3.49	1.70	3.63
COVID-19 costs	–	–	0.43	–
Environmental costs	0.37	0.11	0.39	0.25
Inventory write-downs	0.03	0.06	0.17	0.07
Share-based compensation	0.04	0.01	0.07	0.01
Commodity derivative losses (gains)	(0.03)	–	(0.09)	(0.02)
Debt prepayment option gain	–	–	–	(0.13)
Debt redemption loss	–	–	0.01	0.29
Taxes and other	0.10	0.06	(0.02)	(0.02)
Adjusted diluted earnings per share	$0.46	$0.40	$1.04	$3.00

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss)	$(473)	$(1,855)	$(944)	$(588)
Finance expense net of finance income	44	46	268	218
Provision for (recovery of) income taxes	(76)	(510)	(192)	120
Depreciation and amortization	406	415	1,510	1,619

EBITDA	(99)	(1,904)	642	1,369

Add (deduct):
Asset impairments	597	2,519	1,244	2,690
COVID-19 costs	–	–	336	–
Environmental costs	258	85	270	197
Inventory write-downs	23	51	134	60
Share-based compensation	29	6	47	4
Commodity derivative losses (gains)	(20)	2	(62)	(17)
Debt prepayment option gain	–	–	–	(105)
Loss on debt redemption or purchase	–	–	11	224
Taxes and other	51	26	(52)	51

Adjusted EBITDA	$839	$785	$2,570	$4,473

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Gross profit	$505	$460	$1,333	$3,340
Depreciation and amortization	406	415	1,510	1,619

Gross profit before depreciation and amortization	$911	$875	$2,843	$4,959

Reported as:
Copper
Highland Valley Copper	$185	$117	$476	$395
Antamina	210	164	566	614
Carmen de Andacollo	63	(14)	170	89
Quebrada Blanca	12	(28)	30	(18)

	470	239	1,242	1,080

Zinc
Trail Operations	27	(10)	65	–
Red Dog	188	210	717	837
Pend Oreille	–	–	–	(4)
Other	2	(15)	33	(2)

	217	185	815	831

Steelmaking coal	248	448	1,009	2,904

Energy	(24)	3	(223)	144

Gross profit before depreciation and amortization	$911	$875	$2,843	$4,959

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$820	$592	$2,419	$2,469
By-product revenue (A)	(104)	(68)	(300)	(311)
Smelter processing charges (B)	40	38	140	164

Adjusted revenue	$756	$562	$2,259	$2,322

Cost of sales as reported	$452	$462	$1,560	$1,852
Less:
Depreciation and amortization	(102)	(109)	(383)	(463)
Inventory (write-downs) provision reversal	–	(20)	–	(24)
Labour settlement and strike costs	–	(22)	–	(35)
By-product cost of sales (C)	(29)	(19)	(71)	(58)

Adjusted cash cost of sales (D)	$321	$292	$1,106	$1,272

Payable pounds sold (millions) (E)	172.7	158.5	591.7	641.7

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.86	$1.84	$1.87	$1.98
Smelter processing charges (B/E)	0.23	0.24	0.23	0.26

Total cash unit costs – CAD$/pound	$2.09	$2.08	$2.10	$2.24

Cash margin for by-products – ((A – C)/E)	(0.43)	(0.31)	(0.39)	(0.39)

Net cash unit costs – CAD$/pound	$1.66	$1.77	$1.71	$1.85

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.32	$1.34	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.42	$1.40	$1.39	$1.49
Smelter processing charges	0.18	0.18	0.18	0.19

Total cash unit costs – US$/pound	$1.60	$1.58	$1.57	$1.68

Cash margin for by-products	(0.33)	(0.24)	(0.29)	(0.29)

Net cash unit costs – US$/pound	$1.27	$1.34	$1.28	$1.39

Note:

1)	Average period exchange rates are used to convert to US$ per pound equivalent.

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Cost of sales as reported	$825	$864	$3,098	$3,410
Less:
Transportation costs	(245)	(249)	(905)	(976)
Depreciation and amortization	(212)	(207)	(732)	(792)
Inventory (write-down) reversal	(14)	(28)	(59)	(32)
Labour settlement	–	–	(4)	–

Adjusted site cash cost of sales	$354	$380	$1,398	$1,610

Tonnes sold (millions)	6.1	6.3	21.9	25.0

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales	$58	$60	$64	$65
Transportation costs	40	40	41	39
Inventory write-downs	2	4	3	1

Unit costs – CAD$/tonne	$100	$104	$108	$105

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.32	$1.34	$1.33
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$44	$46	$47	$49
Transportation costs	31	30	31	29
Inventory write-downs	2	3	2	1

Unit costs – US$/tonne	$77	$79	$80	$79

Note:

1)	Average period exchange rates are used to convert to US$/tonne equivalent.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; expected impacts of COVID-19 on our 2021 operating plans; expectation that we will be well positioned as the rollout of vaccines and stimulus in the event of global economic recovery and associated commodity demand; QB2 ramp-up plans and expectations and timing of Teck’s contributions to project capital; estimated COVID-19 related costs on our QB2 project; impact of the construction suspension period at our QB2 project; estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; effectiveness of our tailings and water-related projects to manage increased water volumes at Red Dog, including expectation that they will minimize potential constraints on production in the future; expectations regarding the Neptune Bulk Terminals facility upgrade including costs, benefits and timing of completion of the upgrade, our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; expectations regarding the benefits of CP and CN Rail infrastructure improvements to support increased volumes through Neptune Bulk Terminals; expectation regarding mining in new areas at Fording River, Elkview and Greenhills Operation and anticipated long term production from these operations; coal sales to China targets; benefits of the agreements with Westshore and

Ridley Terminals, including that they will provide greater flexibility and optionality and contribute to reduced costs and improved performance and reliability; timing of construction and completion of our Fording AWTF and our SRFs; our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; expected Elk Valley water treatment spending, capital and operating costs, and plans; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; expected benefits that will be generated from our RACE21™ innovation-driven business transformation initiative; Fort Hills focus on cost discipline and ability to ramp up production; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; timing of Teck’s next contributions to QB2 project capital; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; new curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Assumptions regarding our Red Dog tailings and water-related projects include assumptions regarding the effectiveness of the projects and future water volumes. Guidance regarding our Highland Valley Copper production assumes, among other things, that we will start processing softer ores after 2022. Our Guidance tables include footnotes with further assumptions relating to our guidance.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Assumptions regarding the benefits of the Neptune Bulk Terminals expansion include assumptions that the relevant project is constructed and operated in accordance with current expectations. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default.

Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.